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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                               ARTISTdirect, Inc.
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                                (Name of Issuer)

                Options to Purchase Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    04315D400
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                                 (CUSIP Number)

                                James B. Carroll
                               ARTISTdirect, Inc.
                       5670 Wilshire Boulevard, Suite 200
                              Los Angeles, CA 90036
                                 (323) 634-4000

                                 with a copy to:

                             Greg T. Williams, Esq.
                         Brobeck, Phleger & Harrison LLP
                               38 Technology Drive
                                Irvine, CA 92618
                                 (949) 790-6300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2001
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             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

            NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


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CUSIP NO.  04315D400                  13D                      Page 2 of 8 Pages
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

            Frederick W. Field
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
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3.   SEC Use only
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4.   Source of funds (See Instructions)        PF or OO
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5.   Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
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6.   Citizenship or Place of Organization         United States
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Number of
Shares         7.  Sole Voting Power         444,480 (upon exercise of options)*
Beneficially   -----------------------------------------------------------------
Owned by       8.  Shared Voting Power
Each           -----------------------------------------------------------------
Reporting 9. Sole Dispositive Power 444,480 (upon exercise of options)* Person With: -----------------------------------------------------------------
               10. Shared Dispositive Power
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11.     Aggregate Amount Beneficially
        Owned by Each Reporting Person  302,370* shares of Common Stock subject to an option that is immediately
                                        exercisable as described in Item 4, and
                                        142,110* shares of Common Stock subject
                                        to two options that are exercisable only
                                        upon the occurrence of certain
                                        conditions described in Item 4, none of
                                        which has occurred as of the date
                                        hereof.
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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]
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13.  Percent of Class Represented by Amount in Row (11)     11.1% (after giving
     effect to the exercise of all options)
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14.  Type of Reporting Person (See Instructions)
        IN
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

* All share numbers have been adjusted to reflect a 1-for-10 reverse split of the Issuer's Common Stock in July 2001.

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CUSIP NO.  04315D400                  13D                      Page 3 of 8 Pages
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ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D relates to three stock options granted to Frederick W. Field to purchase the Common Stock, $0.01 par value (the "Issuer Common Stock"), of ARTISTdirect, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5670 Wilshire Boulevard, Suite 200, Los Angeles, California 90036.

ITEM 2. IDENTITY AND BACKGROUND

        The person filing this Schedule 13D is Frederick W. Field (the "Reporting Person"). The Reporting Person is a U.S. citizen. The principal business address of the Reporting Person is c/o Radar Pictures, LLC, 10900 Wilshire Boulevard, Suite 1400, Los Angeles, California 90024. The Reporting Person is Chairman and Chief Executive Officer of Radar Pictures, LLC ("Radar"), Chief Executive Officer of ARTISTdirect Records, LLC ("Label") and Chairman and Chief Executive Officer of the Issuer. Radar's principal business is film production, and its principal business address is 10900 Wilshire Boulevard, Suite 1400, Los Angeles, California 90024. The Label's principal business is developing new music artists and producing and distributing their recordings, and the Issuer's principal business is providing Internet music distribution and artist services. The principal business address of both the Label and the Issuer is 5670 Wilshire Boulevard, Suite 200, Los Angeles, California 90036.

        During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        As an inducement for services as Chairman and Chief Executive Officer to the Issuer pursuant to an Employment Agreement, attached hereto as Exhibit 1, the Reporting Person was granted three non-plan, non-qualified stock options to purchase 444,480* shares of Issuer Common Stock at an exercise price of $7.50** per share. The right to purchase 302,370* shares of Issuer Common Stock (the "Base Option") is immediately exercisable as described in Item 4 and Exhibit 1 to the Employment Agreement attached hereto as Exhibit 1. The right to purchase 75,588* shares of Issuer Common Stock (the "Level One Option") and the right to purchase 66,522* shares of Issuer Common Stock (the "Level Two Option") are exercisable only upon the occurrence of certain conditions described in Item 4 and Exhibits 2 and 3 to the Employment Agreement attached hereto as Exhibit 1, none of which has yet occurred. The information contained in the Employment Agreement attached hereto as Exhibit 1 is incorporated herein by this reference.


* All share numbers have been adjusted to reflect a 1-for-10 reverse split of the Issuer's Common Stock in July 2001.

** All exercise prices have been adjusted to reflect a 1-for-10 reverse split of the Issuer's Common Stock in July 2001.

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CUSIP NO.  04315D400                  13D                      Page 4 of 8 Pages
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        If the Reporting Person exercises these stock options, he may purchase the shares of Issuer Common Stock with his personal funds or with shares of common stock valued at fair market value on the exercise date. Alternatively, the Reporting Person may purchase the shares of Issuer Common Stock, to the extent they are vested, through a cashless exercise procedure pursuant to which the Reporting Person would provide irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to the Issuer, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes.

ITEM 4. PURPOSE OF TRANSACTION

        The Issuer entered into an Employment Agreement, attached hereto as
Exhibit 1, with the Reporting Person on May 31, 2001, pursuant to which the Issuer granted the Reporting Person the Base Option, Level One Option and Level Two Option. The information contained in the Employment Agreement attached hereto as Exhibit 1 is incorporated herein by this reference. The purpose of such grants is to induce the Reporting Person's services as Chairman and Chief Executive Officer to the Issuer.

        The Base Option is immediately exercisable for all the option shares, but any shares purchased under the Base Option will be subject to repurchase by the Issuer, at the exercise price paid per share, to the extent those shares are unvested when the Reporting Person ceases to remain in the Issuer's service. The Reporting Person will acquire a vested interest in and the Issuer's repurchase right will lapse with respect to the option shares in a series of 60 successive equal monthly installments upon the Reporting Person's completion of each month of service measured from June 29, 2001. The option shares will automatically accelerate in full so that they are immediately fully vested and exercisable upon (i) a change of control of the Issuer that occurs prior to the Reporting Person's cessation of service with the Issuer or (ii) upon the Reporting Person's cessation of service with the Issuer pursuant to an involuntary termination. A change of control of the Issuer includes a merger, consolidation, sale of all or substantially all of the assets and a sale of the voting control of the Issuer. An involuntary termination includes (i) a termination by the Issuer of the Reporting Person's employment for reasons other than for cause,
(ii) a cessation of services pursuant to the Reporting Person's permanent disability or death and (iii) the Reporting Person's voluntary resignation for good reason, as set forth in the Employment Agreement. Permanent disability exists if the Reporting Person becomes unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which is expected to result in death or has lasted or can be expected to last for a continuous period of at least 12 months. In addition, if (i) the Reporting Person terminates his employment upon written notice in connection with the commencement of any arbitration proceeding to determine whether or not his employment with the Label may be terminated for cause and (ii) the Reporting Person remains employed at the Label because the arbitrator determined that the Label was not entitled to terminate the Reporting Person's employment for cause (together, such events will constitute a "Termination With Justification"), then 50% of the then unvested option shares will automatically accelerate so they are immediately fully vested and exercisable.

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CUSIP NO.  04315D400                  13D                      Page 5 of 8 Pages
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        The Level One Option will not be exercisable by the Reporting Person unless one of the following events occurs prior to June 29, 2004, in which event the Reporting Person will acquire a vested interest in and the option will become fully exercisable with respect to all of the option shares: (i) the 30-day average closing sale price of the Issuer's common stock or the consideration paid per share in an acquisition of the Issuer reaches a minimum of $35.00** per share; (ii) the Issuer's common stock is re-listed on The Nasdaq National Market following a delisting; (iii) a change of control of the Issuer occurs; or (iv) the Reporting Person's service with the Issuer ceases pursuant to an involuntary termination (each a "Level One Triggering Event"). If no Level One Triggering Event has occurred by June 29, 2004, then the option will terminate and no option shares will vest or become exercisable by the Reporting Person.

        The Level Two Option will not be exercisable by the Reporting Person unless one of the following events occurs prior to June 29, 2004, in which event the Reporting Person will acquire a vested interest in and the option will become fully exercisable with respect to all of the option shares: (i) the 30-day average closing sale price of the Issuer's common stock or the consideration paid per share in an acquisition of the Issuer reaches a minimum of $70.00** per share; (ii) the Issuer's common stock is re-listed on The Nasdaq National Market following a delisting; (iii) a change of control of the Issuer occurs; or (iv) the Reporting Person's service with the Issuer ceases pursuant to an involuntary termination (each a "Level Two Triggering Event"). If no Level Two Triggering Event has occurred by June 29, 2004, then the option will terminate and no option shares will vest or become exercisable by the Reporting Person.

        All three stock options expire no later than May 30, 2008. All three stock options may also terminate prior to the expiration date as follows: (i) upon the later of the 12 month anniversary of the Reporting Person's cessation of service or the expiration of the Reporting Person's initial five-year employment term with the Issuer if the Reporting Person's employment with the Issuer ceases pursuant to an involuntary termination; (ii) upon the earlier of the 12 month anniversary of the Reporting Person's cessation of service or the expiration of the Reporting Person's initial five-year employment term with the Issuer if the Reporting Person terminates his employment pursuant to a Termination With Justification; (iii) upon the earlier of the 90-day anniversary of the Reporting Person's cessation of service or the expiration date of the stock option if the Reporting Person ceases to remain in the Issuer's service for any reason other than an involuntary termination or a Termination With Justification; (iv) immediately if the Issuer terminates the Reporting Person's employment for cause; (v) upon the earlier of the 12 month anniversary of the Reporting Person's death or the expiration date of the stock option if the Reporting Person ceases to remain in the Issuer's service due to his death; and
(vi) upon the latter of the 12 month anniversary of the Reporting Person's cessation of service with the Issuer or the expiration of the Reporting Person's initial five-year employment term with the Issuer if the Reporting Person ceases to remain in the Issuer's service due to his permanent disability, Additionally, the Level One Option and the Level Two Option will also terminate if a Level One Triggering Event or a Level Two Triggering Event, as applicable, has not occurred by June 29, 2004.

** All exercise prices have been adjusted to reflect a 1-for-10 reverse split of the Issuer's Common Stock in July 2001.

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CUSIP NO.  04315D400                  13D                      Page 6 of 8 Pages
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        The Issuer is required to use all reasonable efforts to register the
Reporting Person's option shares on a Form S-8 with the Securities and Exchange Commission (and under any state securities laws as reasonably requested by the Reporting Person), and to keep such registration statement on Form S-8 effective until all of the options have been exercised in full or have expired. However, the Reporting Person has agreed not to sell or transfer his option shares prior to June 29, 2002, without the prior written consent of the Issuer's Board of Directors. The stock options may be transferred by will or by the laws of descent and distribution following the Reporting Person's death. The stock options may also be assigned during the Reporting Person's lifetime to one or more members of the Reporting Person's immediate family or to a trust established for the exclusive benefit of one or more such family members.

        Other than as described above, the Reporting Person does not have any plans or proposals which relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

        The foregoing summary of the Base Option, Level One Option, Level Two Option and Employment Agreement is qualified in its entirety by reference to the copies of such documents included as Exhibit 1 to this Schedule 13D and incorporated herein in their entirety by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b)The Base Option, Level One Option and Level Two Option provide the Reporting Person the right to purchase 444,480* shares of Issuer Common Stock (the "Option Shares"). Based on the 3,571,037* shares of the Issuer's common stock outstanding on July 6, 2001, the Option Shares represent a beneficial ownership of approximately 11.1% of the Issuer's outstanding common stock. The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of (and is therefore the beneficial owner of) the Issuer Common Stock issuable upon exercise of the Base Option, Level One Option and Level Two Option. The information set forth in Item 4 relating to the Reporting Person's ability to exercise the Base Option, Level One Option and Level Two Option is incorporated herein by this reference.

        (c) The Reporting Person has not effected any transaction in the Issuer Common Stock during the past sixty days.

        (d) None.

        (e) Not applicable.

* All share numbers have been adjusted to reflect a 1-for-10 reverse split of the Issuer's Common Stock in July 2001.

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CUSIP NO.  04315D400                  13D                      Page 7 of 8 Pages
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

        The information set forth, or incorporated by reference, in Items 3 through 5 is incorporated herein by this reference. The agreements attached hereto as Exhibit 1, and the information contained therein, also are incorporated herein by this reference. Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed as exhibits:

        1. Employment Agreement dated May 31, 2001 by and between the Issuer and the Reporting Person

               1.     Option to Acquire 302,370* Shares of Common Stock

               2.     Option to Acquire 75,588* Shares of Common Stock

               3.     Option to Acquire 66,522* Shares of Common Stock

* All share numbers have been adjusted to reflect a 1-for-10 reverse split of the Issuer's Common Stock in July 2001.

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CUSIP NO.  04315D400                  13D                      Page 8 of 8 Pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

July 19, 2001
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Date


/s/ FREDERICK W. FIELD
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Signature


Frederick W. Field, Chairman and Chief Executive Officer of ARTISTdirect, Inc.
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Name/Title

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                 EXHIBIT INDEX



        1. Employment Agreement dated May 31, 2001 by and between the Issuer and the Reporting Person

               1.     Option to Acquire 302,370* Shares of Common Stock

               2.     Option to Acquire 75,588* Shares of Common Stock

               3.     Option to Acquire 66,522* Shares of Common Stock

* All share numbers have been adjusted to reflect a 1-for-10 reverse split of the Issuer's Common Stock in July 2001.